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                                                                  EXHIBIT 8.1.2.

Morgan Beaumont, Inc. Load Station Network Expands to 16,000 Nationwide Tuesday September 7, 2004 12:36 pm ET

SARASOTA, Fla.--(BUSINESS WIRE)--Sept. 7, 2004--Morgan Beaumont, Inc., (OTCBB:MBEU - News) a premier developer of network-based interoperable technology platforms for Stored Value and Debit Card Solutions for the sub-prime market, announced today that its nationwide network of cash loading stations is now approximately 16,000. The company has also announced that it is on track to exceed its goal of having 20,000 load stations by the end of 2004, and expects to achieve its goal of 100,000 load stations by the end of 2005.

Morgan Beaumont CEO Cliff Wildes said, "We are excited to be ahead of our targeted projected number of load stations as we go into Q4 of 2004. As Morgan's platform expands, it will allow anyone with any card from any bank to process a financial transaction with any processor anywhere. Our technology combined with our growing national cash load station network makes this possible."

Morgan's load station network is nationwide. It consists of multiple private networks of convenience stores, gas stations, and bill pay centers.

Wildes added, "As our network expands, more and more of the 33 million Americans who have poor credit or lack a traditional bank account have access to convenient, secure financial products and services."

Morgan Beaumont, Inc. (OTCBB:MBEU - News) is a Technology Solutions Company located in Sarasota, Florida. Morgan is one of the premier providers of Stored Value and Debit Card Solutions for the sub-prime financial market in the United States. The company has developed a network-based, interoperable POS and PC based software platform that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company also has a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

Forward-Looking Statements:

With the exception of historical information, this news release and accompanying information may include forward-looking statements that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated as a result of various risks. There are numerous factors that could contribute to such differences, therefore such projected events and anticipated results are not warranties or guaranties that such events will occur or that the Company will achieve such results. For more information about this corporation and risks involved in the investment of their publicly traded shares, please see the company's website(s), and/or documents filed with the SEC, which are easily accessible in the EDGAR database system.